Exhibit 12.2
GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges plus preferred and preference dividend requirements the five years ended December 31, 2015

	Year ended December 31,
		2011		2012		2013		2014		2015
	---------------------------------------------Thousands of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes		$1,781,406		$1,867,911		$1,909,491		$1,965,691		$2,040,164
Distributed income of equity investees		13,830		7,126		3,649		1,632		17
Interest expense, net of amounts capitalized		342,935		365,842		360,546		348,482		363,120
Interest component of rental expense		59,943		60,987		64,442		64,296		97,651
Amortization of capitalized interest		40		41		40		40		40
AFUDC - Debt funds		36,952		21,185		13,500		17,903		16,061
Earnings as defined		$2,235,106		$2,323,092		$2,351,668		$2,398,044		$2,517,053
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$362,030		$364,508		$340,983		$332,634		$345,282
Interest on affiliated loans		9,340		174		281		697		811
Interest on interim obligations		—		1,359		664		671		495
Amortization of debt discount, premium and expense, net		22,497		23,033		25,868		25,315		24,496
Other interest charges		(13,834)		(1,953)		6,366		7,400		8,277
Interest component of rental expense		59,943		60,987		64,442		64,296		97,651
Fixed charges as defined		$439,976		$448,108		$438,604		$431,013		$477,012
Tax deductible preferred dividends		—		—		—		—
		439,976		448,108		438,604		431,013		477,012
Non-tax deductible preferred and preference dividends		17,381		17,381		17,381		17,381		17,381
Ratio of net income before taxes to net income	x	1.538	x	1.580	x	1.606	x	1.587	x	1.602
Preferred and preference dividend requirements before taxes		26,735		27,471		27,920		27,584		27,840
Fixed charges plus preferred and preference dividend requirements		$466,711		$475,579		$466,524		$458,597		$504,852

RATIO OF EARNINGS TO FIXED CHARGES		4.79		4.88		5.04		5.23		4.99